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                                                                                               EXHIBIT 12

                                              Pacific Telecom, Inc.
                                 Computation of Ratio of Earnings to Fixed Charges
                                          (Dollar amounts in millions)
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                                            Nine
                                           Months
                                           Ended
                                        September 30,                     Year Ended December 31,

                                                          ___________________________________________________
                                            1995          1994        1993         1992         1991     1990
                                        _____________     ____        ____         ____         ____     ____
Earnings, as defined*:
Income from continuing operations
  before income taxes                      $157.5      $122.2        $ 82.9       $99.8       $120.4     $137.5


Add:
  Fixed charges                              40.8        48.6          59.5        63.2         67.7       49.2
  Equity losses of less than 50%
    owned persons                             -           -             -            .9           .5         .7
  Minority interest                           1.0         1.0            .6          .1          2.0        4.0
                                            _____       _____         _____       _____        _____      _____

    Total earnings                         $199.3      $171.8        $143.0      $164.0       $190.6     $191.4
                                            =====       =====         =====       =====        =====      =====

Fixed charges:
    Interest                                $30.3       $34.7         $44.3       $52.1        $55.0      $40.1
    Interest portion of rental expense       10.5        13.9          15.2        11.1         12.7        9.1
                                             ____        ____          ____        ____         _____      ____

    Total fixed charges                     $40.8       $48.6         $59.5       $63.2        $67.7      $49.2
                                             ====        ====          ====        ====         ====       ====

Ratio of earnings to fixed charges            4.9         3.5           2.4         2.6          2.8        3.9
                                             ====        ====          ====        ====         ====       ====

*  For the purpose of computing these ratios, "earnings" represents the aggregate of (a) income from continuing operations before income taxes, (b) fixed charges, (c) equity losses of less  than 50% owned persons and (d)
   minority interest.  Equity losses of less than 50% owned persons are added to income from continuing operations before income taxes since the Company does not guarantee the debt of such persons.  "Fixed Charges" consist of interest charges and an estimated amount representing the interest portion of rental expense.
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